

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047856

March 18, 2005

Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Terex Corporation
500 Post Road East, Suite 320
Westport, CT 06880

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2005

Re: Terex Corporation
Incoming letter dated January 18, 2005

Dear Mr. Cohen:

This is in response to your letter dated January 18, 2005 concerning the shareholder proposal submitted to Terex by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated March 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 609
New York, NY 10007-2341

 TEREX

January 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Terex Corporation

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (i) the shareholder proposal and statement in support thereof (the "Proposal") received by Terex Corporation ("Terex" or the "Company") from the Office of the Comptroller of New York City as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund and as the custodian of the New York City Board of Education Retirement System (collectively referred to as the "Proponents") and (ii) this letter, which sets forth the reasons we believe the Proposal properly may be omitted from the Company's proxy statement and form of proxy relating to the Company's annual meeting of stockholders to be held in 2005 (collectively, the "2005 Proxy Materials"). Pursuant to Rule 14a-8(j), we are concurrently providing a copy of this letter and the attachments hereto to the Proponents.

Terex hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its 2005 Proxy Materials.

Proposal

The Proposal reads as follows:

"RESOLVED: That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports."

Reasons for Excluding the Proposal

Terex has carefully reviewed the Proposal and believes that the Proposal may be excluded from the 2005 Proxy Materials, under:

- Rule 14a-8(i)(3) because the Proposal is vague, indefinite and potentially misleading; and
- Rule 14a-8(i)(10) because Terex has already substantially implemented the Proposal.

TERPEX CORPORATION
500 Post Road East, Suite 320, Westport, Connecticut 06880
Telephone: (203) 222-7170 Fax: (203) 222-7976

Discussion

(1) The Proposal may be excluded pursuant to Rules 14a-8(i)(3) because it is vague, indefinite and potentially misleading.

The Staff has consistently taken the position that a proposal is sufficiently vague, indefinite and misleading to justify exclusion from a company's proxy materials where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). See also Staff Legal Bulletin No. 14B (CF) (September 15, 2004). The Proposal is vague and misleading because shareholders will have no idea what they are being asked to consider from the text of the Proposal. The Proposal provides no guidance for the preparation or dissemination of the reports, is silent on the methodology to be used to prepare such reports and is completely devoid of any description of the content to be included in such reports. We note that the Staff has recently permitted companies to exclude similar proposals under Rule 14a-8(i)(3). See, e.g., Smithfield Foods, Inc. (July 18, 2003) (proposal which lacked meaningful description of the GRI Guidelines upon which the report was to be based excluded under Rule 14a-8(i)(3)); Johnson & Johnson (February 7, 2003) (proposal which requested a company's progress on certain business recommendations without sufficient context and background information excluded under Rule 14a-8(i)(3)); and Kohl's Corporation (March 13, 2001) (proposal requesting the company to fully implement the SA8000 Social Accountability Standards without adequately describing such standards excluded under Rule 14a-8(i)(3)).

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

(2) Because Terex has already substantially implemented the Proposal it may be excluded pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a company may properly omit a shareholder proposal from its proxy materials if the proposal has been substantially implemented. A shareholder proposal is considered to be "substantially implemented" if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff does not require every detail of a proposal to have been implemented by a company to warrant exclusion under Rule 14a-8(i)(10). Rather, the Staff has consistently concluded that a proposal may be properly excluded if the company can demonstrate that it has implemented the essential objectives of the proposal or has policies and procedures in place which relate to the subject matter of the proposal. See, e.g., The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); Kmart Corporation (February 23, 2000); and Nordstrom, Inc. (February 8, 1995).

The Proposal asks the Company to disclose its social, environmental and economic performance to its shareholders by issuing annual sustainability reports. The Company received a similar proposal last year that was properly excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3). See Terex Corporation (March 1, 2004). Notwithstanding the Staff's favorable determination, the Company added significant disclosure on its website to address the critical objectives of the excluded proposal. See information included on the "About Terex" page of the Company's website at www.terex.com under the heading "Corporate Citizenship," a copy of which disclosure has been attached to this letter as Exhibit B. Further, much of this information is also included in the Company's filings on Forms 10-K, 10-Q and 8-K as filed with the Commission and as available to the public.

Terex believes that integrity is critical to its success, and fosters a culture of integrity and values. We note that Terex has implemented policies and procedures that are designed to meet or exceed all applicable corporate governance requirements and has achieved a corporate governance rating from Institutional Shareholder Services in excess of 97%. Terex is proud of this rating as it demonstrates Terex's position at the forefront of strong corporate governance.

Terex now provides on the Company's website its views regarding corporate citizenship, including, without limitation, disclosure concerning the safety of its employees and the users of its products and the protection of the environment. Terex discloses information on corporate governance, product safety and its views on equal employment opportunity and diversity. Terex notes its commitment to be a good citizen in all communities in which it operates.

Terex believes that the information disclosed on Terex's website, together with the financial and other disclosure the Company currently makes available in compliance with Regulation S-K, Regulation S-X and Regulation 14A in its public company reports filed with the Commission, as well as in other publicly available reports, such as press releases and its annual reports to shareholders, discloses to Terex's shareholders and the general public Terex's social, environmental and economic performance to a significant degree, and thus satisfies the essential objectives of the Proposal.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,



Eric I Cohen
Senior Vice President, Secretary
and General Counsel

cc: Mr. Patrick Doherty

Exhibit A

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as a "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

Exhibit B - Excerpts From Terex Corporation Website

Corporate Citizenship

Integrity

There has been unending business press about corporate Integrity or the lack of Integrity among a few companies that have not been responsible stewards of shareholder and investor wealth. At Terex we believe that Integrity is critical to the success of the Company. Integrity is not just the responsibility of the CEO and the senior corporate executives alone. It is the responsibility of every employee. Every employee has a personal code of conduct in his or her life that reflects that person's individual values, society's influences and/or governmental law. We all know what acting with Integrity is all about, and must act that way.

Terex fosters a culture of Integrity. We must be a place to work where people do the right things because they are responsible and honest. Every employee is encouraged to live this value at work. With Integrity there is trust, and nothing should compromise this commitment to Integrity. Our stockholders, co-workers, customers and suppliers expect and deserve such devotion.

Code of Ethics and Conduct

Terex believes that a company's conduct and its reputation are among its most valuable assets. It sets the tone for the relationships that a company enjoys with its employees, customers, suppliers, shareholders, the communities in which it operates, the public at large and its competitors. Terex is committed to the practice of good ethics and conduct among its officers, directors and employees. This commitment has many aspects, including avoiding conflicts of interest, maintaining confidentiality of information, ensuring compliance with laws, fostering a work atmosphere of mutual respect, properly using company assets and observing accounting and control procedures to ensure accurate recording, dissemination and reporting of information.

The ethical behavior of Terex and its employees takes precedence over profits, sales or other standards of success. We believe that ethical conduct is not only right, but also will result in success for Terex.

Terex provides all of its employees with a Code of Ethics and Conduct (the Code) which applies to Terex's employees worldwide and reflects our expectation that all of our employees act at all times in a responsible, legal and ethical manner. A copy of the Code can be found under the Corporate Governance portion of the Investors section of this website. The Code represents the core of our business philosophy and values. Our commitment to the highest standards of integrity begins with ensuring that everyone across Terex understands our core values. These values define how we conduct ourselves, both as employees and as decision-makers. All officers, directors and employees of the Company are expected to carefully read and adhere to the policies set forth in the Code.

Corporate Governance

Terex is committed to good corporate governance and to achieving strategic objectives while enhancing shareholder value over the long term. Our Board of Directors and management are committed to representing the interests of our shareholders and acting at all times in an ethical and professional manner. Terex has implemented policies and procedures that are designed to meet or exceed all applicable corporate governance requirements. With the exception of our Chief Executive Officer/Chairman, all of the directors on our Board of Directors are independent as defined by the rules and regulations of both the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee, Compensation Committee and Governance and Nominating Committees of our Board of Directors all consist solely of independent directors. We have achieved a corporate governance rating from Institutional Shareholder Services of in excess of 97%. A copy of our Corporate Governance Guidelines and Board Committee Charters can be found under the Corporate Governance portion of the Investors section of this website.

Occupational Health and Safety; Concern for the Environment

Terex places particular importance upon the safety of its employees and others and the protection of the environment. Terex is committed to the continuous improvement of workplace health and safety. Terex will not sacrifice the safety of our employees to achieve business goals. Our goal is to provide a safe workplace while producing products that meet the needs of our customers and shareholders.

All employees are required to obey all applicable national, local or other health, safety and environmental laws and regulations and must observe the proper safety rules and environmental practices in work situations. The Company is committed to compliance with these standards and monitors its workplaces to determine if equipment, machinery and facilities meet specified safety standards and that safety and health hazards are adequately addressed through appropriate work practices, training and procedures. Terex does not expect or permit the taking of unnecessary or unreasonable risks in the performance of duties by an employee.

Terex is committed to full compliance with both the spirit and the letter of all national, state and local environmental statutes and regulations applicable to our business. Each of our business units is primarily responsible for occupational and environmental safety at its facilities. Many of our business units have internal personnel dedicated to occupational and/or environmental issues. In addition, in furtherance of our commitment to safety and the environment, Terex has recently established a safety council to assist in auditing, monitoring and training with respect to workplace safety and environmental matters. The council consists of both dedicated safety and environmental professionals, as well as other employees from legal, human resources and operations. The goal of the safety council is to develop a strategic approach to continuous safety improvement in an effort to reduce the number and severity of on the job injuries, improve the quality of the work environment, and assure compliance with health, safety and environmental laws.

Product Safety

Terex is committed to designing, manufacturing and selling safe products. All Terex products are required to be designed and manufactured in compliance with the standards and regulations for markets in which they are sold and/or used. It is essential that all employees be committed to fulfilling this mission. It is a goal of all Terex employees to enhance the safety of customers and other product users by producing safe products. To accomplish this, each employee is required to perform all work relating to Terex products with complete integrity, diligence, and care.

Each of our business units is primarily responsible for designing, manufacturing and selling safe products. Terex also has a team dedicated to product safety consisting of our Director of Product Safety and other product safety engineers. The Product Safety Team is responsible for ensuring that the Terex product safety commitment is followed and that all product safety issues related to our products are addressed. This team of experts conducts regular safety audits of products and monitors incidents involving our equipment. The Product Safety Team has the authority to cause changes in design to improve the safe use of our products and to direct product campaigns, retrofits and recalls when necessary.

Equal Employment Opportunity

Terex Corporation is committed to a work environment in which all individuals are treated with respect and dignity. We believe that each individual has the right to work in a professional atmosphere that promotes equal employment opportunity and prohibits discriminatory practices, including harassment. We expect all working relationships to be business-like and free of bias, prejudice and harassment.

It is our policy to ensure equal employment opportunity and Terex is committed to a workplace free from discrimination on the basis of non-work related factors, including race, color, national origin, religion, sex, age, disability, veteran status or other characteristic protected by applicable law. Terex Corporation prohibits any such discrimination, including harassment, in all aspects of employment.

Diversity

Our goal at Terex is to deliver the best value to our investors and customers. To accomplish this, we seek a diverse employee and supplier base that reflects and is responsive to the markets and cultures that we serve. Diversity at Terex is much more than gender, ethnicity and race. We value diversity of thought, experience, culture, background and style. It is those unique characteristics that make each Terex employee and business partner invaluable to our competitive edge. We value constructive dialogue as it leads to better results. We have no social goal in mind as we do this because it is just good business practice.

One focus of diversity at Terex is managing a diverse and inclusive workforce so that every employee is a valued contributor to the Terex business. We are achieving this through our recruitment and retention efforts and partnering with internship programs through Inroads as well as with historically black colleges and universities.

An equally important focus of diversity at Terex is the development of a supplier base that provides Terex with products and services that best meets our needs. This involves affirmative efforts to open up our sourcing and bidding process to women, minority and veteran owned businesses as well as other small and disadvantaged businesses.

Community

Terex strives to be a good citizen in communities where it has operations. While it is generally our view that the Company's funds belong to our shareholders and are not ours to freely give away to others, Terex does support local, community-based organizations that recognize and meet the needs of the communities where our employees live, work and volunteer. Examples of the types of local programs and organizations that we support include schools, youth activities, medical assistance programs and other organizations that provide opportunities and services to those who are in need or are underprivileged.

Contact Us

If you want to contact Terex concerning corporate citizenship matters, you may write to us at Terex Corporation, 500 Post Road East, Westport, Connecticut 06880, Attention: Corporate Secretary. Alternatively, you may contact us through Ethicspoint, our independent internet and telephone based reporting system, 24 hours a day, 7 days a week, at www.ethicspoint.com or by calling toll free, (877) 584-8488 or (800) ETHICSP.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Mr. Eric I. Cohen
Secretary
Terex Corporation
500 Post Road East, Ste.320
Westport, CT 06880

Dear Mr. Cohen:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Terex common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Terex gri 04-05

SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: TEREX - CUSIP#: 880779103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Board of Education Retirement Systems.

New York City Board of Education Retirement Systems 300 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: TEREX - CUSIP#: 880779103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City FireFighters Pension Systems.

New York City FireFighters Pension Systems 3,400 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: TEREX - CUSIP#: 880779103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Employee Retirement Systems.

New York City Employee Retirement Systems 3, 303 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: TEREX - CUSIP#: 880779103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Police Pension Systems.

New York City Police Pension Systems	2,200 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: TEREX - CUSIP#: 880779103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Teachers Retirement Systems.

New York City Teachers Retirement Systems 9, 800 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

15,306 shares of **TEREX**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

800 shares of **TEREX**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

3,100 shares of **TEREX**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY BOARD OF EDUCATION RET. SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Board of Education Retirement System held

200 shares of **TEREX**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

9,800 shares of **TEREX**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 3, 2005

BY EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Terex Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 18, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by Eric I. Cohen, General Counsel for Terex Corporation ("Terex" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the January 18, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues – companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

> Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

> That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

II. DISCUSSION

The Company has challenged the Proposal on the following grounds: (1) Rule 14a-8(i)(3) (vague or indefinite); and (2) Rule 14a-8(i)(10) (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Is Not Vague or Indefinite Under Rule 14a-8(i)(3)

The Company argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as vague, indefinite or misleading. However, the Staff has decided without exception that similar requests for sustainability reporting cannot be excluded under Rule 14a-8(i)(3).

Starting with *Johnson Controls, Inc.* (Nov. 14, 2002), continuing with *Wal-Mart Stores, Inc.* (Feb. 17, 2004) and *Hormel Foods Corporation* (Oct. 22, 2004), and most recently in *Burlington Resources, Inc.* (Feb. 4, 2005), *Wendy's International, Inc.* (Feb. 10, 2005), and *Seaboard Corporation* (Feb. 14, 2005), the Staff has repeatedly refused to accede in the exclusion of proposals, substantially similar to the Proposal here, requesting sustainability reports but not seeking to impose upon the companies the complex Global Reporting Initiative ("GRI") Guidelines. The Staff has uniformly rejected companies' attempts to argue that such proposals are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2002).

The Company now raises the same 14a-8(i)(3) argument, alleging that "The Proposal provides no guidance for the preparation or dissemination of the reports, is silent on the methodology to be used to prepare such reports and is completely devoid of any description of the content to be included in such reports." Company letter at p. 2. These arguments are similar to those raised unsuccessfully by companies with respect to prior "non-GRI" sustainability proposals. The Staff's uniform guidance, however, could not be clearer: these proposals are neither vague nor indefinite. The Company has presented no rationale for the Staff to depart here from those prior decisions. The Proposal offers a short, plain statement as to the report being requested – "to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports" -- and the Company is fully able to comply. That short, plain request in the Funds' Proposal distinguishes all of the no-action letters, including *Terex Co.* (March 1, 2004), issued with respect to the rather different proposals requesting a sustainability report based on the lengthy and intricate GRI Guidelines.

Indeed, just last year, the Company had argued vigorously, and with success, to have the Funds' 2003 proposal excluded because "fails to convey to Terex stockholders the breadth and complexity of the GRI Guidelines or the cost involved in preparing such a report in such a short time period. The GRI Guidelines are a complex, intricate set of guidelines and are more than 100 pages long. The preparation of a report based on the GRI Guidelines would place a considerable burden on Terex's resources and would involve a significant expense to Terex." Terex January 15, 2004 letter. The Company does an ironic about-face this year when, in effect, it faults the current Proposal for being terse and to the point. That argument cannot succeed. The Proposal cannot be faulted for having carefully remedied all the shortcomings of which Terex and other companies had previously complained.

For the above reasons, the Proposal's request for annual sustainability reports is neither vague nor indefinite. The Company's arguments under Rule 14a-8(i)(3) should be rejected.

B. The Proposal Has Not Been Substantially Implemented

The Company argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal calling for a sustainability report, mainly because on its website it has posted "its views regarding corporate citizenship", including safety, the environment, corporate governance and equal opportunity. Company letter at p. 3. (The web page can be reached by going to terex.com, clicking on 'About TEREX" and then clicking on "Corporate Citizenship"). But posting a web page of very general aspirational content does not substantially implement the Proposal. While the Proposal does give the Company latitude "to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports," a request to disclose the Company's actual performance in annual reports cannot be implemented by instead listing goals and aspirations on a web page.

The Staff has recently rejected a company argument that a forward-looking initiative to create a future report substantially implemented a sustainability proposal. *See Burlington Resources Inc.* (Feb. 4, 2005). Burlington Resources had mounted a company-wide initiative to prepare a Corporate Social Responsibility report. But a future report, like a current webpage of goals, does not substantially implement a sustainability proposal. And just last week, the Staff rejected an analogous argument that a company's posting on its website of some incomplete information about its chemical products substantially implemented a proposal calling for a report on various aspects of testing, marketing and regulation of those chemicals. *Dow Chemical Co.* (Feb. 23, 2005). *See also Wendy's International, Inc.* (Feb. 8, 2005) (proposal for report on method of animal slaughter not substantially implemented by posting various statements and guidelines on company website). There is no substitute for a full report on the subjects a proposal specifies.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard Simon

Cc: Eric I Cohen, Esq.
General Counsel
Terex Corporation
500 Post Road East, Suite 320
Westport, CT 06880

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Terex Corporation
Incoming letter dated January 18, 2005

The proposal requests that Terex disclose its social, environmental and economic performance by issuing annual sustainability reports.

We are unable to concur in your view that Terex may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Terex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Terex may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Terex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor